Exhibit 12.1

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

The following table sets forth our ratios of earnings to combined fixed charges and preferred stock dividends for the periods indicated.

	Three Months Ended	Year Ended December 31,
	March 31, 2012	2011	2011	2010	2009	2008	2007

Ratios of Earnings to Combined Fixed Charges and Preferred Stock; Dividends excluding interest on deposits	6.57	6.57	6.56	2.04	7.55	9.07	8.86

Including interest on deposits	1.77	1.42	1.56	0.46	1.65	1.23	1.19

(1)          Earnings have been calculated by adding combined fixed charges to consolidated income from continuing operations.  Combined fixed charges consist of interest expense, amortization of deferred financing costs and preferred stock dividends.  For all periods, we computed the ratios of earnings to combined fixed charges and preferred stock dividends by dividing earnings by combined fixed charges.  If we do not redeem the Preferred Shares prior to May 15, 2014, the cost of this capital to us will increase substantially on and after that date, with the dividend rate increasing from 5% to 9% per annum, which would adversely affect our ratio of earnings to combined fixed charges and preferred stock dividends.